* KW 3/5

13013141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Franciso (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter O'Connell (415)677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/19/13

OATH OR AFFIRMATION

I, Sal Campo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC PUBLIC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

CONIFER SECURITIES, LLC

OUM &CO. LLP

Accountants & Business Advisors

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

State of California

County of ______________________

Subscribed and sworn to (or affirmed) before me on this 25 (Date) day of February (Month), 2013 (Year) by

(1) Sal Campo (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

JENNIFER TRUAX
Commission # 1912281
Notary Public - California
San Francisco County
My Comm. Expires Nov 6, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONIFER

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITOR'S REPORT

*******PUBLIC COPY *******

DECEMBER 31, 2012

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM &CO. LLP

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Conifer Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the Company) as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

OUM & Co. LLP

San Francisco, California
February 18, 2013

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,282,898
Deposits with clearing broker-dealers	598,471
Receivables from broker-dealers	602,271
Other receivables, net	220,552
Furniture, equipment, and software development, net of accumulated depreciation and amortization of $1,892,070	364,279
Other assets	113,200
Receivables from Parent Company and affiliates, net	52,887
TOTAL ASSETS	**$ 3,234,558**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses	$ 1,082,533
Payables to broker-dealers	358,762
Forgivable note payable to an external party	624,576
TOTAL LIABILITIES	2,065,871
MEMBERS' CAPITAL	1,168,687
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 3,234,558**

See accompanying notes to the statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority ("FINRA"), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

The Conifer Group, LLC (the "Parent Company") holds 99.9% of the ownership interests of the Firm. The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company. On January 1, 2010, the Firm transferred to the Parent Company net assets and operations that were not specifically related to the provision of services related to broker-dealer activities (see Note 9).

The Firm provides execution services on an agency basis and brokerage processing as an introducing broker-dealer to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Firm prepares its financial statement in conformity with U.S. GAAP.

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, and accrued expenses approximate the fair value of these financial instruments due to the short-term nature of the instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. For purposes of the accompanying statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks may, at times, exceed federally insured limits. The Firm has never experienced any losses related to these balances. All of the Firm's cash balances deposited with commercial banks were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Firm's cash balances may again exceed federally insured limits.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2012, the allowance for doubtful accounts was $69,688.

Furniture, Equipment and Software Development

The cost of furniture, equipment and software development is depreciated over the estimated useful lives of two to ten years. Depreciation and amortization are provided using the straight-line method. The Firm's capital assets at December 31, 2012 by major category are as follows:

Computer equipment	$ 161,905
Software development	1,965,722
Furniture and fixtures and equipment	128,722
Less - accumulated depreciation and amortization	(1,892,070)
Net furniture, equipment and software development	$ 364,279

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Service Fee Income

Service Fee Income primarily includes Middle office services and prime brokerage services that are recorded on a monthly basis when the service is completed.

Interest and Dividends

Interest and dividend income primarily includes interest rebates from clearing firms and house interests that are recorded on a monthly basis as earned.

Income Taxes

The accompanying statement of financial condition does not reflect liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

At December 31, 2012, the Firm had two active classes of Members: Equity Members and Operating Members. Equity Members have voting rights, and include the Parent Company and any other Member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates.

At December 31, 2012, Equity Members held $1,167,518 of the members' capital and received 99.9% of the profits (losses) of the Firm. Operating Members held $1,169 of the members' capital and received 0.1% of the profits (losses) of the Firm.

NOTE 4 – FORGIVABLE NOTE PAYABLE

In March 2011, in connection with the amendment of its clearing agreement, the Firm entered into a forgivable Term Promissory Note Payable Agreement with Pershing, LLC. Under the terms of the loan agreement, the principal loan amount of $750,000 is to be forgiven over a 60-month period with interest being accrued on the rolling remaining balances at prime rate plus 350 basis points. The principal loan amount is due and payable if the Firm defaults on the conditions of the Term Promissory Note Agreement and Clearing Agreement. The monthly installment of principal (but not interest) that is forgiven and deemed paid by the Firm is recorded as an offset to commission expense.

At December 31, 2012, the note payable balance (including $53,742 of accrued interest) is $624,576. The amount of principal forgiven and recorded as a reduction of commission expense is $150,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Firm is subject to various pending and threatened legal actions which arise in the normal course of business. The Firm is not aware of any material pending or threatened litigation as of December 31, 2012.

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has an expense sharing agreement in place with the Parent Company, whereby overhead expenses incurred by the Parent Company on behalf of the Firm are expensed as incurred (see Note 9).

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2012, the Firm had net regulatory capital of $387,001, which was $248,759 in excess of its required net capital of 138,242 and its net capital ratio was 5.36 to 1.

NOTE 7 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2012, no employer contributions had been made to the Plan.

NOTE 8 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from four broker-dealers. Cash and securities deposited with clearing brokers and dealers are held primarily by Pershing. The amounts shown as cash and cash equivalents are held by one bank and are in excess of the FDIC insured limits.

The Firm's customers consist principally of select individuals and investment advisor companies. For the year ended December 31, 2012, there is no single customer that accounts for more than 10% of the Firm's total revenue.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying financial statement.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the accompanying financial statement. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 9 – RELATED PARTY TRANSACTIONS

Effective January 1, 2010, the Firm distributed to the Parent Company certain assets and liabilities related to services provided by the Firm that do not require registration with FINRA as securities related activities. The contracts related to these services have either been assigned to the Parent Company, or to Conifer Fund Services, LLC, an entity under common control with the Parent Company formed on August 3, 2009 and commencing operations on January 1, 2010.

In addition, assets and liabilities held by the Firm related to facilities, administrative and support functions were also transferred to the Parent Company effective January 1, 2010. The Firm's office lease agreements were also assigned to the Parent Company on January 1, 2010. These functions are now provided by the Parent Company to all of the operating entities under its control. The Firm and the Parent Company have entered into an expense sharing agreement commencing on January 1, 2010, whereby the expenses associated with these facilities, administrative and support functions are allocated to the Firm on a pro-rata basis based on the benefit derived from the Firm for these activities, and the Firm reimburses the Parent Company for its share of these allocated expenses.

The total amount of direct expenses incurred by the Firm under the expense sharing agreement for the year ended December 31, 2012 was $5,591,404.

The Firm has a licensing agreement with the Parent Company that grants the Firm the exclusive right to operate a trading operation that was purchased by the Parent Company in 2008. The licensing agreement calls for a fee to be paid to the Parent Company based on a portion of the net operating income of the trading operation less an allocation of overhead expenses. During 2011, certain of the terms of the licensing agreement were amended which resulted in a decrease in the fees being charged to the Firm. For the year ended December 31, 2012, the amount of this fee was $240,000.

Effective January 1, 2012, the Firm transferred its non-FINRA regulated Middle Office service operations to its Parent Company along with certain employees associated with those services. For the year ended December 31, 2012 total Middle Office revenue that was transferred to its Parent was approximately $1.8 million.

The Firm had total amounts due from the Parent Company of $52,817 at December 31, 2012 as a result of these various arrangements. This asset is included in receivable from Parent Company and affiliates, net in the accompanying statement of financial condition.

NOTE 10 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 18, 2013, the date the accompanying statement of financial condition was available to be issued, and has determined that there are no material subsequent events to disclose.